TMPOS, Inc.

February 23, 2017

Mr. Matthew Derby, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: TMPOS, Inc.

Offering Statement on Form 1-A

File No. 024-10658

Dear Mr. Derby,

We hereby request qualification of the above Offering Statement on Form 1-A to Friday, February 24, 2017 at 5 p.m., or such later time or date as is practical.

Thank you for your consideration.

Sincerely,

/s/ Sang G. Lee
Sang G. Lee, President
TMPOS, Inc.